Exhibit 1

Ellomay Capital Announces 2012 Annual Meeting of Shareholders

Tel-Aviv, Israel, May 16, 2012 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced today that it will hold its annual general meeting of shareholders on Wednesday, June 20, 2012 at 11:00 a.m., Israel time, at Ellomay’s offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel.

The agenda of the shareholders’ meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Reelection of Barry Ben Zeev as external director for an additional three-year term;

3.	Approval of terms of service of Barry Ben Zeev, the external director;

4.	Approval of terms of service of current and future directors of the Company;

5.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2012 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

6.	Approval of amendments to the Company’s Second Amended and Restated Articles of Association, as more fully described in the proxy statement;

7.
Approval of the grant of an amended indemnification undertaking to the Company’s current and future directors and to office holders who are deemed to be controlling shareholders, which includes an undertaking to provide them with liability insurance;

8.	Approval of grant of exemption letters to current and future office holders who are deemed to be controlling shareholders; and

9.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2011.

Shareholders of record as of the close of business on May 21, 2012 will be entitled to vote at the shareholders’ meeting. Ellomay plans to mail a proxy statement that describes the proposals to be considered at the shareholders’ meeting and a proxy card on or about May 22, 2012. The proxy statement will also be furnished to the Securities and Exchange Commission on Form 6-K, which will be available in the “SEC Filings” section of Ellomay’s website at www.ellomay.com.

As more fully described in the proxy statement, a portion of a resolution set forth on the agenda is exempt from the shareholders’ approval requirement under the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000. However, one or more of the Company’s shareholders holding at least 1% of the issued share capital or voting rights in the Company have the right to oppose such exemption in writing. Any opposition must be received by the Company no later than 14 days following the publication of this notice.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.275 MWp, 7.5% indirect holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com